UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 17, 2020

Commission File Number: 001-39255

International General Insurance Holdings Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable	Bermuda
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

+962 6 562 2009
(Address of principal executive offices)

Rawan Alsulaiman
74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

+962 6 562 2009
Rawan.Alsulaiman@iginsure.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.01 par value per share	IGIC	The Nasdaq Stock Market LLC
Warrants to purchase common shares	IGICW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On March 17, 2020, the issuer had 48,447,306 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

International General Insurance Holdings Ltd.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including, among other things, the items identified in Item 3.D of this Report and the Risk Factors section of the registration statement on Form F-4 filed with the United States Securities and Exchange Commission (the “SEC”) on December 9, 2019, as subsequently amended (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

EXPLANATORY NOTE

On October 10, 2019, Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), entered into the Business Combination Agreement (as amended prior to the date hereof, including by the First Amendment to the Business Combination Agreement, dated as of February 12, 2020, the “Business Combination Agreement”) with Lagniappe Ventures LLC (the “Sponsor”), a Delaware limited liability company (solely in the capacity as the Purchaser Representative) (the “Purchaser Representative”), International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center (“IGI”), Wasef Jabsheh (solely in the capacity as the representative of the holders of IGI’s outstanding capital shares that have executed and delivered an exchange agreement (the “Sellers”)) and, pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company (“Pubco”), and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”).

Pursuant to the Business Combination Agreement, among other matters, on March 17, 2020 (1) Merger Sub merged with and into Tiberius, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving securities of Pubco (the “Merger”) and (2) all of the outstanding share capital of IGI was exchanged by the Sellers for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As a result of and upon consummation of the Business Combination, each of Tiberius and IGI became a subsidiary of Pubco and Pubco became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, Pubco’s common shares and warrants to purchase common shares became listed on the Nasdaq Capital Market (“Nasdaq”). This Report is being filed in connection with the Business Combination.

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our” or “the Company” refers to Pubco and its subsidiaries subsequent to the Business Combination and to IGI and its subsidiaries prior to the closing of the Business Combination.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Information on the directors and executive officers of the Company upon consummation of the Business Combination is set forth in the Company’s Form F-4 in the section entitled “Management of Pubco Following the Business Combination” and in the Company’s Form 6-K filed with the SEC on March 2, 2020, and is incorporated herein by reference.

The business address for each of the Company’s directors and senior management is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, except for Andrew J. Poole and Michael T. Gray whose business address is 3601 N Interstate 10 Service Rd W Metairie, LA.

B. Advisors

Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York 10022 has acted as U.S. securities counsel for IGI and Pubco and continues to act as U.S. securities counsel to the Company following the consummation of the Business Combination.

Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HT, United Kingdom has acted as counsel for IGI and Pubco with respect to United Kingdom law and continues to act as counsel for the Company with respect to United Kingdom law following the consummation of the Business Combination.

Freshfields Bruckhaus Deringer LLP, Al Fattan Currency House, Tower 2, 20th floor, PO Box 506 569 Dubai, United Arab Emirates has acted as counsel for IGI and Pubco with respect to United Arab Emirates law and continues to act as counsel for the Company with respect to United Arab Emirates law following the consummation of the Business Combination.

Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda has acted as Bermuda counsel for Pubco and continues to act as Bermuda counsel to the Company following the consummation of the Business Combination.

C. Auditors

Ernst & Young LLP, 1 More London Place, London, SE1 2AF, United Kingdom, has and continues to act as the Company’s independent auditing firm.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Prior to the Business Combination, Pubco had no material assets and did not operate any business. Following and as a result of the Business Combination, all of the Company’s business is conducted through IGI. Selected financial information regarding IGI is included in the Form F-4 in the sections entitled “Selected Historical Financial Information” and “Selected Financial Information of IGI” and is incorporated herein by reference.

B. Capitalization and Indebtedness

The following table sets forth the capitalization on an unaudited, combined basis of the Company as of June 30, 2019 after giving effect to the Business Combination, reflecting that holders of 7,910,076 shares of Tiberius common stock, par value $0.0001 per share (“Tiberius common stock”), exercised their redemption rights.

As of June 30, 2019 (pro forma for Business Combination)	($) in millions
Total indebtedness	$—
Total equity	$344.5
Total capitalization	$344.5

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

Public health crises, illness, epidemics or pandemics could adversely impact our business, operating results and financial condition.

On January 30, 2020, the World Health Organization declared the outbreak of coronavirus (“COVID-19”) to be a public health emergency of international concern. This has resulted in increased travel restrictions and extended shutdown of certain businesses all over the world. While the effects of COVID-19 will be difficult to assess or predict, this outbreak could have a significant impact on our business. In addition, a pandemic affecting our employees, the employees of subsidiaries and reinsurers, or the employees of other companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

Recent turbulence in the financial markets due to the spread of COVID-19 may limit our ability to access the credit or equity markets. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our policies, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. If we were to decide in the future to raise capital through equity financings, the interest of our shareholders would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common shares.

The effects of unforeseen developments or substantial government intervention could adversely impact our ability to attain our goals. Due to the evolving and highly uncertain nature of this global pandemic, it is currently not possible to estimate the direct or indirect impacts this outbreak may have on our business that are beyond our control. The global spread of COVID-19 could materially and adversely affect our results of operations and financial condition due to the disruptions to commerce, reduced economic activity and other unforeseen consequences of a pandemic that are beyond our control.

Item 4. Information on the Company

A. History and development of the Company

The Company’s legal and commercial name is International General Insurance Holdings Ltd. The Company was incorporated under the laws of Bermuda as an exempted company on October 28, 2019. Prior to the Business Combination, the Company owned no material assets and did not operate any business.

The address of the Company’s registered office is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Following the consummation of the Business Combination, its principal executive office is located at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, and its telephone number is +962 6 562 2009.

Pursuant to the Business Combination Agreement, on March 17, 2020 (1) Merger Sub merged with and into Tiberius, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving substantially similar securities of Pubco and (2) all of the outstanding share capital of IGI was exchanged by the Sellers for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million. As a result of and upon consummation of the Business Combination, each of Tiberius and IGI became a subsidiary of Pubco and Pubco became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, Pubco’s common shares and warrants to purchase common shares became listed on Nasdaq.

At the closing of the Business Combination, the Company issued (1) 29,759,999 common shares to former shareholders of IGI in exchange for their IGI shares and (2) 18,687,307 common shares to former stockholders of Tiberius, including (i) 9,339,924 common shares issued in exchange for public shares of Tiberius common stock that remained outstanding and not redeemed immediately prior to the closing of the Business Combination, (ii) 4,132,500 common shares issued in exchange for Tiberius founder shares, including 3,012,500 shares subject to vesting at prices ranging from $11.50 to $15.25 per share, (iii) 2,900,000 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement pursuant to forward purchase agreements and (iv) 2,314,883 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement. In addition, the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Limited (“Argo”). Immediately following the consummation of the Business Combination, the Company had outstanding 48,447,306 common shares (including 3,012,500 shares subject to vesting) and 17,250,000 warrants.

In connection with the Business Combination, (1) Tiberius stockholders exercised redemption rights with respect to 7,910,076 shares of Tiberius common stock at a price of approximately $10.43 per share, (2) Tiberius repurchased 6,000,000 warrants pursuant to two warrant purchase agreements and such warrants were subsequently cancelled, (3) the Sponsor forfeited 180,000 shares of Tiberius common stock, and (4) the Sponsor transferred 4,000,000 warrants and 1,131,148 shares of Tiberius common stock to Wasef Jabsheh and 500,000 warrants and 39,200 shares of Tiberius common stock to Argo.

Immediately prior to the consummation of the Business Combination, all of Tiberius’s outstanding units automatically separated into their component securities and were subsequently delisted from Nasdaq.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The Company’s website address is http://www.iginsure.com/. The information contained on our website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through IGI and its subsidiaries. A description of the Company’s business is included in the Form F-4 in the sections entitled “Business of IGI” and “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, each of Tiberius and IGI became a wholly owned subsidiary of the Company. The Company’s organizational charts on pages 103 and 186 of the Form of F-4 are incorporated herein by reference.

D. Property, Plants and Equipment

The Company has its headquarters in Amman, Jordan and has offices in 4 other countries. The tables below summarize the Company’s leased properties and owned real estate interests as of December 31, 2019.

Leased Properties

		Gross Floor Area		Lease period
Country	Location	(square meter)	Use	Start	End
United Kingdom	5th Floor, Forum House, 15–18 Lime Street, London	439	London office	24 October 2019	24 May 2026
United Kingdom	6th Floor, Forum House, 15–18 Lime Street, London	376	London office	24 October 2019	24 May 2026
United Arab Emirates	Office 606, Level 6, Tower 1, Al Fattan Currency House, Dubai	170	Dubai office	20 November 2018	19 November 2021
Malaysia	29th Floor, Menara TA One Jalan P Ramlee, Kuala Lumpur	204	Malaysia office	1 July 2019	30 June 2022
Malaysia	Unit B1, Level 11 ( C ), Block 4 Office Tower, Financial Park Complex Labuan, Jalan Merdeka, Federal Territory of Labuan	7	Labuan office	16 December 2019	15 December 2020
Morocco	32–42, Bd Abdelmoumen – Residence Walili 25 – 4th Floor P.O. Box 20000 Casablanca	138	Morocco office	1 June 2019	31 May 2020

Owned Real Estate Interests

Country	Location	Ownership Interest	Gross Floor Area (square meter)	Use
Jordan	Specialty Mall building, 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194	100%	17,878	Commercial leasing investment
Lebanon	Golden Rock S.A.L., Beirut	32.7%	10,402	Commercial leasing investment
Lebanon	Silver Rock S.A.L., Beirut	32.7%	1,493	Commercial leasing investment
Lebanon	Star Rock S.A.L., Beirut	32.7%	1,334	Commercial leasing investment
Lebanon	Société Immobilière Nationale S.A.L., Beirut	32.7%	962	Commercial leasing investment
Jordan	34 plots, area number 4, Al Qalayed, Um Al Basateen.	100%	27,770	Land purchased for investment purposes

(1)	The Company’s headquarters is located in the Specialty Mall building.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Business Combination, the Company’s business is conducted through IGI. The discussion and analysis of the financial condition and results of operations of IGI is included in the Form F-4 in the section entitled “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company upon the consummation of the Business Combination is included in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination” and in the Company’s Form 6-K filed with the SEC on March 2, 2020. All such information is incorporated herein by reference.

B. Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the section entitled “Executive Compensation,” which information is incorporated herein by reference.

A discussion of the 2020 Omnibus Incentive Plan is included in the Form F-4 in the section entitled “The Incentive Compensation Plan Proposal—Description of the 2020 Plan,” which is incorporated herein by reference. A copy of the 2020 Omnibus Incentive Plan is filed as an exhibit to this Report. Following the consummation of the Business Combination, the Company expects that the board of directors or the compensation committee of the Company’s board of directors will make grants of awards under the 2020 Omnibus Incentive Plan to eligible participants.

Upon the consummation of the Business Combination, we entered into indemnification agreements with our directors and executive officers. For further details please refer to Item 7.B of this Report.

C. Board Practices

Information regarding the Company’s board of directors subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination,” which information is incorporated herein by reference.

In connection with the consummation of the Business Combination, the Company’s board of directors formed an audit committee, a compensation committee and a nominating/governance committee. The members of the audit committee of the Company’s board of directors are David Anthony, David King and Wanda Mwaura. The members of the compensation committee of the Company’s board of directors are Walid Jabsheh, David Anthony and Andrew Poole. The members of the nominating/governance committee of the Company’s board of directors are Walid Jabsheh, Michael Gray and David King.

Four of the Company’s directors are “independent” directors under Nasdaq rules: David Anthony, Michael Gray, David King and Wanda Mwaura. Each of the members of the audit committee is independent under SEC and Nasdaq regulations. Wanda Mwaura serves as the audit committee financial expert (within the meaning of SEC regulations). Each of the three committees has a charter.

Prior to the consummation of the Business Combination, Wasef Jabsheh, Walid Jabsheh and Michael Gray were elected as Class III directors with terms expiring at the Company’s 2023 annual meeting, Wanda Mwaura and Andrew Poole were elected as Class II directors with terms expiring at the Company’s 2022 annual meeting, and David Anthony and David King were elected as Class I directors with terms expiring at the Company’s 2021 annual meeting.

D. Employees

Following and as a result of the Business Combination, the Company’s business is conducted through IGI. As of June 30, 2019, IGI had 228 employees. A breakdown of employees by category and geographic location is provided in the Form F-4 in the section entitled “Business of IGI—Employees,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 48,447,306 common shares outstanding as of March 17, 2020 (after giving effect to the closing of the Business Combination), with respect to beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over shares they own or have the right to acquire within 60 days, as well as shares for which they have the right to vote or dispose of such shares. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of shares outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The shares owned by the persons named below do not have voting rights different from the shares owned by other holders. We believe that, as of March 17, 2020, approximately 36% of our common shares are owned by 22 record holders in the United States of America.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	17,462,974	33.3%
Walid Wasef Jabsheh(3)	265,616	0.5%
Hatem Wasef Jabsheh(4)	237,916	0.5%
Pervez Rizvi	—	—
Andreas Loucaides	—	—
Michael T. Gray(5)	3,309,152	6.8%
Andrew J. Poole(6)	—	—
David Anthony	—	—
David King	—	—
Wanda Mwaura	—	—
All directors and executive officers post-Business Combination as a group (ten individuals)(7)	21,275,658	41.1%

Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(8)	6,944,538	14.3%
Argo Re Limited(9)	5,064,632	10.3%
Lagniappe Ventures LLC(5)	3,309,152	6.8%
Church Mutual Insurance Company	3,300,000	6.8%

(1)	Based on 48,447,306 common shares of the Company outstanding immediately after the closing of the Business Combination, which reflects: (i) the redemption of 7,910,076 shares of Tiberius common stock by Tiberius stockholders in connection with the Business Combination, (ii) the forfeiture of an aggregate of 180,000 shares of Tiberius common stock by the Sponsor, (iii) the issuance of 29,759,999 common shares to former IGI shareholders in exchange for their shares in IGI, and (iv) the issuance of 18,687,307 common shares to former Tiberius stockholders, including (1) 9,339,924 common shares issued in exchange for public shares of Tiberius common stock that remained outstanding and not redeemed immediately prior to the closing of the Business Combination, (2) 4,132,500 common shares issued in exchange for Tiberius founder shares, including 3,012,500 shares subject to vesting at prices ranging from $11.50 to $15.25 per share, (3) 2,900,000 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement pursuant to forward purchase agreements, and (4) 2,314,883 common shares in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement.

(2)	Includes 600,000 contingent shares that vest at $11.50 per share, 400,000 contingent shares that vest at $12.75 per share and 131,148 contingent shares that vest at $15.25 per share. Mr. Jabsheh has the right to vote and receive dividends with respect to these contingent shares. Includes 4,000,000 warrants to purchase common shares at a price of $11.50 per share. Wasef Jabsheh’s ownership does not include 776,728 shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares. 387,780 shares beneficially owned are held in escrow and subject to forfeiture until the Business Combination purchase price is finalized following the closing of the Business Combination.

(3)	Walid Jabsheh’s ownership includes 88,046 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 511,112 shares beneficially owned by his brothers or 17,462,974 shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares. 8,528 shares beneficially owned are held in escrow and subject to forfeiture until the Business Combination purchase price is finalized following the closing of the Business Combination.

(4)	Hatem Jabsheh’s ownership includes 25,885 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 538,812 shares beneficially owned by his brothers or 17,462,974 shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares. 7,481 shares beneficially owned are held in escrow and subject to forfeiture until the Business Combination purchase price is finalized following the closing of the Business Combination.

(5)	Includes (i) 2,902,152 common shares of the Company owed by Lagniappe Ventures LLC (“Lagniappe”), for which Michael T. Gray is the managing member, and (ii) 407,000 shares owned by the Gray Insurance Company, for which Michael T. Gray is President. The 2,902,152 shares owned by Lagniappe include 1,842,152 contingent unvested shares, including 800,000 shares that vest at $11.50 per share, 160,800 shares that vest at $12.75 per share, 550,000 shares that vest at $14.00 per share and 331,352 shares that vest at $15.25 per share. Lagniappe has the right to vote and receive dividends with respect to these contingent shares.

(6)	Mr. Poole owns a pecuniary interest in common shares through his ownership of membership interests in Lagniappe. Mr. Poole has no voting or dispositive power over the Company’s securities held by Lagniappe.

(7)	Unless otherwise indicated, the business address of each of the individuals is 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, except for Andrew J. Poole and Michael T. Gray whose business address is 3601 N Interstate 10 Service Rd W Metairie, LA.

(8)	218,373 shares beneficially owned are held in escrow and subject to forfeiture until the Business Combination purchase price is finalized following the closing of the Business Combination.

(9)	Includes 39,200 contingent shares that vest at $12.75 per share. Includes 500,000 warrants to purchase common shares at a price of $11.50 per share. 142,304 shares beneficially owned are held in escrow and subject to forfeiture until the Business Combination purchase price is finalized following the closing of the Business Combination.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

Related party transactions of the Company are described in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein.

In connection with the Business Combination, we entered into a Related Party Transactions Policy under which related party transactions generally must be approved by the audit committee of the Company’s board of directors.

In connection with the Business Combination, we entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 30 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

In connection with the Business Combination, The Gray Insurance Company, an affiliate of Michael T. Gray, a director of the Company, purchased 407,000 shares of Tiberius common stock for approximately $4 million as part of a private placement , which were exchanged for 407,000 common shares of the Company in the Merger.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see Item 18 of this Report.

For a discussion of legal proceedings involving the Company, see Note 24 to the IGI audited consolidated financial statements included in this Report and the section of the Form F-4 entitled “Business of IGI—Litigation,” which is incorporated by reference herein.

IGI has historically paid regular dividends to its shareholders. The Company’s board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual, or annual basis, depending on the Company’s results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors.

B. Significant Changes

A discussion of significant changes since the date of the annual financial statements is provided under “Item 4. Information on the Company—A. History and Development of the Company” of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Common Shares and Warrants

Our common shares and warrants are listed on Nasdaq under the symbols IGIC and IGICW, respectively. Holders of our common shares and warrants should obtain current market quotations for their securities. There can be no assurance that our common shares and/or warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our shares and/or warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of our common shares and 100 round lot holders of our warrants. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section of the Form F-4 entitled “Risk Factors—Risks Relating to the Business Combination—NASDAQ may not list Pubco’s securities on its exchange, which could limit investors’ ability to engage in transactions in Pubco’s securities and subject Pubco to additional trading restrictions.”

Lock-up Agreements

For a discussion of lock-up agreements entered into by certain of the Sellers in connection with the Business Combination, see the section in the Form F-4 entitled “The Business Combination Proposal—The Business Combination Agreement and Related Agreements—Related Agreements—Lock-Up Agreements,” which is incorporated herein by reference.

Warrants

As of March 17, 2020, the Company had 17,250,000 warrants outstanding, each to purchase one common share at a price of $11.50 per share. The warrants will become exercisable 30 days after the completion of the Business Combination, provided that we have an effective registration statement under the Securities Act covering the common shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company has agreed that as soon as practicable, but in no event later than 30 days after the closing of the Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the common shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those common shares until the warrants expire or are redeemed.

If a registration statement covering the common shares issuable upon exercise of the warrants is not effective within 90 days after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire at 5:00 p.m., New York City time, on March 17, 2025 or earlier upon redemption.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the 4,500,000 warrants held by Wasef Jabsheh and Argo):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

●	if, and only if, the last sale price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the common shares issuable upon exercise of the warrants is effective and a current prospectus relating to those common shares is available throughout the 30-day redemption period.

If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on shareholders of issuing the maximum number of common shares issuable upon the exercise of warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of common shares equal to the quotient obtained by dividing (x) the product of the number of common shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value’’ (defined below) by (y) the fair market value. The “fair market value’’ shall mean the average reported last sale price of the common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

None of the warrants held by Wasef Jabsheh and Argo will be redeemable by the Company so long as they are held Mr. Jabsheh and Argo or their permitted transferees.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares and warrants began trading on Nasdaq on March 18, 2020 under the symbols IGIC and IGICW, respectively. Immediately prior to the consummation of the Business Combination, all of Tiberius’s outstanding units automatically separated into their component securities and, as a result, no longer trade as a separate security and were delisted from Nasdaq. There can be no assurance that our common shares and/or warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our common shares and/or warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of our common shares and 100 round lot holders of our warrants. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section of the Form F-4 entitled “Risk Factors—Risks Relating to the Business Combination—NASDAQ may not list Pubco’s securities on its exchange, which could limit investors’ ability to engage in transactions in Pubco’s securities and subject Pubco to additional trading restrictions.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

We are authorized to issue 750,000,000 common shares, $0.01 par value per share, and 100,000,000 preference shares, $0.01 par value per share. Prior to the closing of the Business Combination, the Company was authorized to issue 1 common share, $0.01 par value per share, and there was one common share issued and outstanding.

As of March 17, 2020, subsequent to the closing of the Business Combination, there were 48,447,306 common shares outstanding, and no preferred shares outstanding. There were also 17,250,000 warrants outstanding, each to purchase one common share at a price of $11.50 per share. As of March 17, 2020, we held no common shares as treasury shares.

B. Memorandum and Articles of Association

The description of our Amended and Restated Bye-laws is contained in the Form F-4 in the sections entitled “The Business Combination Proposal—Amended and Restated Pubco Bye-laws” and “Description of Pubco Securities,” which are incorporated herein by reference.

C. Material Contracts

The description of our material contracts is contained in our Form F-4 in the section entitled “The Business Combination Proposal—The Business Combination Agreement and Related Agreements,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

The permission of the Bermuda Monetary Authority (the “BMA”) is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of shares (which includes the Pubco common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include the Company’s common shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Report.

Although the Company is incorporated in Bermuda, it has been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “The Business Combination Proposal—Material United States Federal Income Tax Considerations Certain—U.S. Federal Income Tax Considerations of Owning Pubco Common shares” and “Description of Pubco Securities—Certain Provisions of Bermuda Law—Tax Assurance,” which are incorporated herein by reference.

F. Dividends and Paying Agents

The Company’s board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual, or annual basis, depending on the Company’s results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors. The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning the Company that are referred to in this Report may be inspected at our principal executive offices at 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Under Bermuda law, shareholders have the right to inspect the bye-laws of the Company, minutes of general meetings and the Company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year).

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

The information set forth in the section entitled “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Sensitive Instruments and Risk Management” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of the Company and IGI are included in the Form F-4, and are incorporated herein by reference.

Unaudited Pro Forma Combined Financial Statements of the Company are attached to this Report as Exhibit 15.4 and are incorporated herein by reference.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company (2)
1.2	Amended and Restated Bye-Laws of the Company (1)
2.1†

Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco and Merger Sub pursuant to a joinder thereto (3)

2.2	First Amendment to Business Combination Agreement, dated as of February 12, 2020 (4)
4.1	Specimen Common Share Certificate of the Company (5)
4.2	Specimen Warrant Certificate of the Company (6)
4.3	Warrant Agreement, dated March 15, 2018, between Continental Stock Transfer & Trust Company and Tiberius (7)
4.4	Amendment to Warrant Agreement, dated March 17, 2020, between Continental Stock Transfer & Trust Company and Pubco (1)
4.5	Letter Agreement, dated March 15, 2018, by and between Tiberius, its officers, directors and Lagniappe Ventures LLC (8)
10.1	Registration Rights Agreement, dated March 15, 2018, among Tiberius, Lagniappe Ventures LLC and the other parties thereto (9)
10.2	Securities Subscription Agreement dated December 30, 2015, between Tiberius and Lagniappe Ventures LLC (10)

Exhibit No.	Description
10.3	Amended and Restated Sponsor Warrant Purchase Agreement, by and between Tiberius and Lagniappe Ventures LLC, dated February 14, 2018 (11)
10.4

Form of Share Exchange Agreement by and among International General Insurance Holdings Ltd., Tiberius, the shareholder of IGI party thereto as a Seller, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (12)

10.5

Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Wasef Jabsheh as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (13)

10.6

Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Argo Re Limited as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (14)

10.7

Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (15)

10.8	Non-Competition Agreement, dated as of October 10, 2019, by Wasef Jabsheh in favor of and for the benefit of Tiberius, International General Insurance Holdings Ltd., pursuant to a joinder thereto, Pubco, and each of their respective present and future affiliates, successors and direct and indirect subsidiaries (16)

10.9	Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Wasef Jabsheh and, pursuant to a joinder thereto, Pubco (17)
10.10	Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Argo Re Limited and, pursuant to a joinder thereto, Pubco (18)
10.11

Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Oman International Development & Investment Company SAOG and, pursuant to a joinder thereto, Pubco (19)

10.12

Letter Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC, Tiberius, International General Insurance Holdings Ltd., Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, Pubco (20)

10.13	Registration Rights Agreement, dated as of March 17, 2020, by and among Pubco, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, and the Sellers party thereto as “Investors” thereunder (1)
10.14	Forward Purchase Contract dated November 9, 2017 between the Registrant and Church Mutual Insurance Company (21)
10.15	Forward Purchase Contract dated November 30, 2017 between the Registrant and Fayez Sarofim (22)
10.16	Forward Purchase Contract dated January 19, 2018 between the Registrant and Imua T Capital Investments, LLC (23)
10.17	Forward Purchase Contract dated January 11, 2018 between the Registrant and Peter Wade (24)
10.18	Amendment, dated as of March 17, 2020, to Registration Rights Agreement by and among Tiberius, Pubco, Lagniappe Ventures LLC and the other “Holders” party thereto (1)
10.19	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and the subscriber named therein (25)
10.20	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and each of Michael Gray, Andrew Poole and the Gray Insurance Company (26)
10.21	Waiver Agreement, dated as of October 10, 2019, between Tiberius and Weiss Multi-Strategy Advisers LLC (27)

Exhibit No.	Description
10.22	Warrant Repurchase Agreement, dated as of October 10, 2019, between Tiberius and Church Mutual Insurance Company (28)
10.23	Letter Agreement, dated as of February 12, 2020, among Tiberius, the Sponsor, Pubco and IGI (29)
10.24	Escrow Agreement, dated as of March 17, 2020, among Pubco, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Wasef Jabsheh in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company (1)
10.25	Share Transfer Agreement, dated as of March 16, 2020, among Lagniappe Ventures, LLC, Wasef Jabsheh, and International General Insurance Holdings Ltd. (1)
10.26	2020 Omnibus Incentive Plan of Pubco (1)
10.27	Form of Restricted Shares Agreement Pursuant to the 2020 Omnibus Incentive Plan (1)
10.28	Form of Restricted Share Unit Agreement Pursuant to the 2020 Omnibus Incentive Plan (1)
10.29	Form of Indemnification Agreement (1)
15.1	Financial statements of International General Insurance Holdings Ltd. (30)
15.2	Financial statements of Pubco (31)
15.3	Unaudited Pro Forma Combined Financial Statements of Pubco (1)
21.1	List of Subsidiaries of the Company (1)

(1)	Filed herewith

(2)	Incorporated herein by reference from Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-235427).

(3)	Incorporated herein by reference from Exhibit 2.1 to Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(4)	Incorporated herein by reference from Exhibit 2.2 to the Registration Statement on Form F-4 (File No. 333-235427).

(5)	Incorporated herein by reference from Exhibit 4.4 to the Registration Statement on Form F-4 (File No. 333-235427).

(6)	Incorporated herein by reference from Exhibit 4.5 to the Registration Statement on Form F-4 (File No. 333-235427).

(7)	Incorporated herein by reference to Exhibit 4.1 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018.

(8)	Incorporated herein by reference to Exhibit 10.1 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018.

(9)	Incorporated herein by reference to Exhibit 10.3 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018.

(10)	Incorporated herein by reference to Exhibit 10.5 of Tiberius’s Registration Statement on Form S-1 (File No. 333-223098), filed with the SEC on February 20, 2018.

(11)	Incorporated herein by reference to Exhibit 10.6 of Tiberius’s Registration Statement on Form S-1 (File No. 333-2230987), filed with the SEC on February 20, 2018.

(12)	Incorporated herein by reference to Exhibit 10.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(13)	Incorporated herein by reference to Exhibit 10.2 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(14)	Incorporated herein by reference to Exhibit 10.3 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(15)	Incorporated herein by reference to Exhibit 10.4 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(16)	Incorporated herein by reference to Exhibit 10.5 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(17)	Incorporated herein by reference to Exhibit 10.6 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(18)	Incorporated herein by reference to Exhibit 10.7 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(19)	Incorporated herein by reference to Exhibit 10.8 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(20)	Incorporated herein by reference to Exhibit 10.9 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(21)	Incorporated herein by reference to Exhibit 10.9 of Tiberius’s Registration Statement on Form S-1 (File No. 333-223098), filed with the SEC on March 7, 2018.

(22)	Incorporated herein by reference to Exhibit 10.10 of Tiberius’s Registration Statement on Form S-1 (File No. 333-223098), filed with the SEC on March 7, 2018.

(23)	Incorporated herein by reference to Exhibit 10.11 of Tiberius’s Registration Statement on Form S-1 (File No. 333-223098), filed with the SEC on March 7, 2018.

(24)	Incorporated herein by reference to Exhibit 10.12 of Tiberius’s Registration Statement on Form S-1 (File No. 333-223098), filed with the SEC on March 7, 2018.

(25)	Incorporated herein by reference to Exhibit 10.12 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(26)	Incorporated herein by reference to Exhibit 10.13 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(27)	Incorporated herein by reference to Exhibit 10.14 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(28)	Incorporated herein by reference to Exhibit 10.15 of Tiberius’s current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019.

(29)	Incorporated herein by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (File No. 333-235427).

(30)	Incorporated herein by reference to pages F-37 to F-128 of the Registration Statement on Form F-4 (File No. 333-235427).

(31)	Incorporated herein by reference to pages F-128 to F-132 of the Registration Statement on Form F-4 (File No. 333-235427).

†	Schedules to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

March 23, 2020	By:	/s/ Wasef Jabsheh
		Name:	Wasef Jabsheh
		Title:	Chief Executive Officer